SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                  ------------

                                  SCHEDULE 13G
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
          TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)

                                (Amendment No. 1)

                         Caliber Learning Network, Inc.
                   -------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                   -------------------------------------------
                         (Title of Class of Securities)

                                    129914107
                   -------------------------------------------
                                 (CUSIP Number)

                                December 31, 2000
                                  -------------
             (Date of Event Which Requires Filing of the Statement)

          Check the appropriate box to designate the rule pursuant to which this schedule is filed:

          [  ]     Rule 13d-1(b)

          [x]      Rule 13d-1(c)

          [  ]     Rule 13d-1(d)

          *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

          The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  129914107                  SCHEDULE 13G            Page 2 of 8  Pages
--------------------------------------------------------------------------------
1.       NAMES OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

         WorldCom, Inc.    58-1521612

--------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

         (a) []

         (b) []
--------------------------------------------------------------------------------
3.       SEC USE ONLY

--------------------------------------------------------------------------------
4.       CITIZENSHIP OR PLACE OF ORGANIZATION

         Georgia
--------------------------------------------------------------------------------
                      5.     SOLE VOTING POWER:           1,856,086 (See Item 4)
NUMBER OF SHARES  --------------------------------------------------------------
BENEFICIALLY          6.     SHARED VOTING POWER                   0
OWNED BY EACH     --------------------------------------------------------------
REPORTING             7.     SOLE DISPOSITIVE POWER       1,856,086 (See Item 4)
PERSON WITH       --------------------------------------------------------------
                      8.     SHARED DISPOSITIVE POWER              0

--------------------------------------------------------------------------------
9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,856,086 shares (See Item 4)
--------------------------------------------------------------------------------
10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
         CERTAIN SHARES
                                                                   []
--------------------------------------------------------------------------------
11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

         13.53%
--------------------------------------------------------------------------------
12.      TYPE OF REPORTING PERSON

         CO
--------------------------------------------------------------------------------

CUSIP No.  129914107                  SCHEDULE 13G            Page 3 of 8  Pages

--------------------------------------------------------------------------------
1.       NAMES OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

         MCI Communications Corporation              58-2358731
--------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

         (a) []

         (b) []
--------------------------------------------------------------------------------
3.       SEC USE ONLY

--------------------------------------------------------------------------------
4.       CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware

--------------------------------------------------------------------------------
                      5.     SOLE VOTING POWER:           1,856,086 (See Item 4)
NUMBER OF SHARES  --------------------------------------------------------------
BENEFICIALLY          6.     SHARED VOTING POWER                   0
OWNED BY EACH     --------------------------------------------------------------
REPORTING             7.     SOLE DISPOSITIVE POWER       1,856,086 (See Item 4)
PERSON WITH       --------------------------------------------------------------
                      8.     SHARED DISPOSITIVE POWER              0

--------------------------------------------------------------------------------

9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,856,086 shares (See Item 4)
--------------------------------------------------------------------------------
10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
         CERTAIN SHARES
                                                                   []
--------------------------------------------------------------------------------
11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

         13.53%
--------------------------------------------------------------------------------
12.      TYPE OF REPORTING PERSON

         CO
--------------------------------------------------------------------------------

CUSIP No.  129914107                  SCHEDULE 13G            Page 4 of 8  Pages



--------------------------------------------------------------------------------
1.       NAMES OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

         MCI WORLDCOM Network Services, Inc.
         (formerly MCI Telecommunications Corporation)                13-2745892

--------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

         (a) []

         (b) []
--------------------------------------------------------------------------------
3.       SEC USE ONLY

--------------------------------------------------------------------------------
4.       CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware

--------------------------------------------------------------------------------
                      5.     SOLE VOTING POWER:           1,856,086 (See Item 4)
NUMBER OF SHARES  --------------------------------------------------------------
BENEFICIALLY          6.     SHARED VOTING POWER                   0
OWNED BY EACH     --------------------------------------------------------------
REPORTING             7.     SOLE DISPOSITIVE POWER       1,856,086 (See Item 4)
PERSON WITH       --------------------------------------------------------------
                      8.     SHARED DISPOSITIVE POWER              0

--------------------------------------------------------------------------------

9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,856,086 shares (See Item 4)
--------------------------------------------------------------------------------
10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
         CERTAIN SHARES
                                                                        []
--------------------------------------------------------------------------------
11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

         13.53%
--------------------------------------------------------------------------------
12.      TYPE OF REPORTING PERSON

         CO
--------------------------------------------------------------------------------

CUSIP No.  129914107                  SCHEDULE 13G            Page 5 of 8  Pages



Preliminary Statement:

         This  Amendment  No. 1 (the  "Amendment")  amends in its  entirety  the
Schedule 13G (the "Schedule 13G") filed May 18, 1998. The cover page and all items in the Schedule 13G shall be amended and restated in their entirety as follows.

Item 1(a).        Name of Issuer:

                  Caliber Learning Network, Inc.

Item 1(b).        Address of Issuer's Principal Executive Offices:

                  1000 Lancaster Street
                  Baltimore, MD  21202

Item 2(a).        Name of Person Filing:

                  WorldCom for itself and (i) on behalf of its direct wholly owned subsidiary, MCI Communications Corporation and (ii) on behalf of its indirect wholly owned subsidiary MCI WORLDCOM Network Services, Inc., which is the direct owner of the securities reported herein.

Item 2(b).        Address of Principal Business Office or, if None, Residence:

                  WorldCom, Inc.
                  500 Clinton Center Drive
                  Clinton, Mississippi 39056

                  MCI Communications Corporation
                  500 Clinton Center Drive
                  Clinton, Mississippi 39056

                  MCI WORLDCOM Network Services, Inc.
                  500 Clinton Center Drive
                  Clinton, Mississippi 39056

Item 2(c).        Citizenship:

                  WorldCom, Inc.:                              Georgia

                  MCI Communications Corporation:              Delaware

                  MCI WORLDCOM Network Services, Inc.:         Delaware

CUSIP No.  129914107                  SCHEDULE 13G            Page 6 of 8  Pages



Item 2(d).        Title of Class of Securities:

                  Common Stock, $.01 par value per share

Item 2(e).        CUSIP Number:

                  129914107

Item 3. If This Statement is Filed Pursuant to Rules 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

                  Not applicable

Item 4.           Ownership.

                  (a) Amount beneficially owned:

                           1,856,086 shares of Common Stock, including 1,193,573 shares of Common Stock obtainable upon the exercise of a warrant to purchase such shares held by MCI WORLDCOM Network Services, Inc. and 662,513 shares of Common Stock owned directly by MCI WORLDCOM Network Services, Inc.

                  (b) Percent of class:

                           13.53%

                  (c) Number of shares as to which such person has:

                  (i)      Sole power to vote or to direct the vote:

                           1,856,086 shares

                  (ii)     Shared power to vote or to direct the vote:

                           0 shares

                  (iii) Sole power to dispose or to direct the disposition of:

                           1,856,086 shares

                  (iv) Shared power to dispose or to direct the disposition of:

                           0 shares

CUSIP No.  129914107                  SCHEDULE 13G            Page 7 of 8  Pages



Item 5.  Ownership of Five Percent or Less of a Class.

                  Not applicable

Item 6.           Ownership of More than Five Percent on Behalf of Another
                  Person.

                  Not applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

                  Not applicable

Item 8.           Identification and Classification of Members of the Group.

                  Not applicable

Item 9.  Notice of Dissolution of Group.

                  Not applicable

Item 10. Certification.

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

          The  undersigned  hereby  agree to  jointly  file  this  statement  on
Schedule 13G, together with any amendments thereto, with the SEC pursuant to the requirements of Rule 13d-1 under the Securities Exchange Act of 1934, as amended.

CUSIP No.  129914107                  SCHEDULE 13G            Page 8 of 8  Pages



                                    SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                     February 14, 2001


                                     WorldCom, Inc.


                                     By    /s/ Scott D. Sullivan
                                        ----------------------------------------
                                     Scott D. Sullivan
                                     Secretary and Chief Financial Officer



                                     MCI Communications Corporation



                                     By    /s/ Scott D. Sullivan
                                        ----------------------------------------
                                     Scott D. Sullivan
                                     Secretary and Chief Financial Officer




                                     MCI WORLDCOM Network Services, Inc.



                                     By    /s/ Scott D. Sullivan
                                        ----------------------------------------
                                     Scott D. Sullivan
                                     Secretary and Chief Financial Officer